Exhibit 12.1

CKE RESTAURANTS, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Predecessor
	Fiscal years ended January 31,
	2006	2007	2008	2009	2010
Earnings(1) :
Income before income taxes and discontinued operations	$59,747	$88,213	$59,731	$58,489	$63,176
Fixed charges	53,253	50,231	64,291	59,977	50,413
Less: capitalized interest	(603)	(784)	(2,059)	(1,294)	(766)

	$112,397	$137,660	$121,963	$117,172	$112,823

Fixed charges(2):
Interest expense	$22,988	$19,768	$33,033	$28,609	$19,254
Capitalized interest	603	784	2,059	1,294	766
Interest component of rent expense	29,662	29,679	29,199	30,074	30,393

	$53,253	$50,231	$64,291	$59,977	$50,413

Ratio of earnings to fixed charges	2.1	2.7	1.9	2.0	2.2

Deficiency (if any)	$—	$—	$—	$—	$—
Rent expense	88,985	89,038	87,597	90,221	91,178
Interest component (1/3 of rent expense)	29,662	29,679	29,199	30,074	30,393

	Predecessor		Successor
	Twenty-Eight Weeks Ended August 10, 2009	Twenty-Four Weeks Ended July 12, 2010	Four Weeks Ended August 9, 2010
Earnings(1) :
Income (loss) before income taxes and discontinued operations	$44,726	$257	$(28,084)
Fixed charges	25,343	22,973	8,542
Less: capitalized interest	(442)	(282)	(85)

	$69,627	$22,948	$(19,627)

Fixed charges(2):
Interest expense	$8,404	$8,617	$5,856
Capitalized interest	442	282	85
Interest component of rent expense	16,497	14,074	2,601

	$25,343	$22,973	$8,542

Ratio of earnings to fixed charges	2.7	—	—

Deficiency (if any)	$—	$(25)	$(28,169)
Rent expense	49,490	42,221	7,804
Interest component (1/3 of rent expense)	16,497	14,074	2,601

(1)	“Earnings” consists of income (loss) before income taxes and discontinued operations plus fixed charges less capitalized interest.

(2)	“Fixed charges” include interest both expensed and capitalized, amortized discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.